FS 2/15/02



CM

SECURI[illegible] 02005581 [illegible]MMISSION
Washington, D.C. 20549

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RECEIVED FEB 0 8 2002 143

SEC FILE NUMBER
8- 02575

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/00 (MM/DD/YY) AND ENDING 9/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Coleman and Company Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue, Suite 820
(No. and Street)

New York,	New York	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Shapiro (212) 332-7919
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — if individual, state last, first, middle name)

60 Broad Street	New York	N.Y.	10004
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED FEB 19 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (2-89)

OATH OR AFFIRMATION

I, Robert Shapiro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coleman and Company Securities, Inc., as of September 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President and Chief Executive Officer

Title

Sworn to before me this 28th day of November 2001

Notary Public

Yenisey Rodriguez
Notary Public State of New York
No. 02R06065473
Qualified in New York County
Commission Expires: 10/22/2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


FEB 08 2002

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

COLEMAN AND COMPANY SECURITIES, INC.

September 30, 2001

Grant Thornton

Accountants and Management Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Coleman and Company Securities, Inc.

We have audited the accompanying statement of financial condition of Coleman and Company Securities, Inc. as of September 30, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Coleman and Company Securities, Inc. as of September 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note J, the Company has experienced difficulty in generating sufficient cash flow to meet its obligations and sustain its operations, which raises substantial doubt about its ability to continue as a going concern. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Grant Thornton LLP

New York, New York
January 28, 2002

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Coleman and Company Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

September 30, 2001

(expressed in United States Dollars)

ASSETS

Cash	$ 23,494
Due from clearing broker	515,746
Securities owned, at market value	20,146
Accounts receivable, net	15,051
Property, furniture and equipment (net of accumulated depreciation of $173,405)	88,124
Other assets	83,631
Total assets	$ 746,192

LIABILITIES AND SHAREHOLDERS' DEFICIT

Liabilities	
Accounts payable and accrued liabilities	$ 417,448
Commitments and contingencies	
Subordinated borrowings	718,000
Total liabilities	1,135,448
Shareholders' deficit	(389,256)
Total liabilities and shareholders' deficit	$ 746,192

The accompanying notes are an integral part of this statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION

September 30, 2001

(expressed in United States Dollars)

NOTE A - GENERAL BUSINESS

Coleman and Company Securities, Inc. (the "Company") is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is owned 14% by Coleman Holding Corp. ("Holding"), 84% by American Eagle Funding and 2% by Interbank Funding. The Company's business activities included retail brokerage, investment banking, and proprietary trading. Beginning in November 2000 the Company ceased its retail brokerage and investment banking activities. The principal source of income consists of placement fees earned for privately placed funds and commissions earned as broker on mutual fund transactions. The Company introduces its business on a fully disclosed basis through a clearing broker.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Securities owned and securities sold, but not yet purchased, are recorded at market value on a trade-date basis. Securities sold, but not yet purchased, are subject to subsequent market fluctuations which may require purchasing the securities at prices which may differ from the market value reflected on the statement of financial condition.

The Company records proprietary transactions in securities and the related revenue and expenses on a trade-date basis. Commission income and related expenses from customer securities transactions are recorded on a trade-date basis.

Property, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of five years. Leasehold improvements are amortized over the lesser of the economic life of the improvement or the term of the lease.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts during the reporting period. Actual results could differ from those estimates.

(expressed in United States Dollars)

NOTE C - TRANSACTIONS WITH CLEARING BROKER AND CUSTOMERS

The Company conducted business with one clearing broker on behalf of its customers pursuant to a clearance agreement. The Company earned commissions as an introducing broker for the transactions of its customers. In the normal course of business, the Company's customer activities involved the execution of various customer securities transactions through the clearing broker. The Company's clearing broker was exposed to risk of loss on customer transactions in the event the customer failed to satisfy its obligations. The clearing broker might have been required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company had agreed to indemnify its clearing broker for losses that the clearing broker might have sustained from the customer accounts introduced by the Company. The clearing broker seeked to control the risks associated with these customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitored required margin levels and, pursuant to such guidelines, required each customer to deposit additional collateral, or reduce positions, when necessary.

The Company also utilizes this clearing broker for its proprietary securities transactions. At September 30, 2001, all of the securities owned reflected on the statement of financial condition are held by this clearing broker.

NOTE D - SUBORDINATED BORROWINGS

The Company has four subordinated notes outstanding at September 30, 2001, due to Holding, which total $718,000. Two of the notes were originally due to mature during 2001; however, the maturity dates were extended. The maturity dates for the four notes range from May 2003 through December 2004. Two of the notes, with a combined principal amount of $233,000, carry an interest rate of 12%. The two remaining notes, with principal amounts of $245,000 and $240,000, carry interest rates of 10% and 3%, respectively.

These subordinated borrowings have been approved by the NASD for inclusion in computing the Company's net capital pursuant to the Securities and Exchange Commission (the "SEC") net capital rule. Subordinated borrowings may be withdrawn by the lender at stated maturity dates or withdrawal can be accelerated upon six-months' notice. Any subordinated borrowings may be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawals of subordinated borrowings.

(expressed in United States Dollars)

NOTE E - RELATED PARTIES

During the normal course of business, the Company enters into transactions with Holding. At September 30, 2001, the Company had no payables outstanding to Holding.

Holding has provided financing to the Company under subordinated note agreements, which is disclosed in Note D to this statement of financial condition.

During 2001, the Company issued 211.33 shares of its common stock in lieu of the payment for $169,065 notes payables to a related party.

NOTE F - NET CAPITAL

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital as defined, to be 6-2/3% of aggregate indebtedness or $100,000, whichever is greater. At September 30, 2001, the Company had net capital of $138,023 that exceeded requirements by $38,023.

NOTE G - INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. At September 30, 2001, a net deferred tax asset resulting from net operating losses of approximately $2.3 million was fully reduced by a valuation allowance, because management believes that it is more likely than not that such net operating loss carryforwards will not be realized and be available to offset future taxable income. As such, no benefit for these carryforwards has been recognized in the statement of financial condition.

(expressed in United States Dollars)

NOTE H - LEASE COMMITMENTS

The Company has noncancelable lease commitments for their office facility and furniture. Approximate future minimum payments under noncancellable operating leases for the years subsequent to September 30, 2001 are as follows:

2002	$ 232,963
2003	229,125
2004	230,772
2005	237,714
2006	141,317
	$1,071,891

Subsequent to September 30, 2001, the Company terminated its lease commitment for its office space, with no cost to the Company.

NOTE I - CONTINGENCIES

Litigation

In the normal course of business, the Company has been named as a defendant in various actions against the Company. These claims mainly arise from customer complaints and disputes with former employees. The ultimate outcome of these actions and the effects, if any, on the statement of financial condition cannot be determined at this time.

NOTE J - GOING CONCERN

The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has sustained substantial losses from operations in recent years, has insufficient cash flow to meet its operating needs, and uncertainty exists regarding the ultimate outcome of outstanding litigation. These factors, among others, may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

The statement of financial condition does not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain profitability. The principal sources of income consist of placement fees earned on privately placed investments and commissions earned as broker on mutual fund transactions originated by related entities. One related party has proposed to temporarily suspend activities on one of its products from which the Company generates fees. The Company does not anticipate that the proposed interruption in sales will be lengthy or that it will have a material adverse effect on the Company.


RECEIVED
FEB 08 2002

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

COLEMAN AND COMPANY SECURITIES, INC.

September 30, 2001

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Coleman and Company Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Coleman and Company Securities, Inc. (the "Company"), for the year ended September 30, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of

Broad Street
w York, NY 10004
212.422.1000
212.422.0144
www.grantthornton.com

t Thornton LLP
Member of Grant Thornton International

the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
January 28, 2002